UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

TeleTech Holdings, Inc.
(Name of Issuer)
common stock, par value $.01 per share
(Title of Class of Securities)
879939 10 6
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	879939 10 6	Page	2	of	5	Pages
SCHEDULE 13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Kenneth D. Tuchman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		31,949,872(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,754(2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		31,949,872(1)

WITH	8	SHARED DISPOSITIVE POWER

26,754(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,976,626

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

45.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 14,766,806 shares held by a limited liability limited partnership controlled by Mr. Tuchman, 10,000,000 shares held by a revocable trust controlled by Mr. Tuchman, 200,000 shares held by another limited liability limited partnership controlled by Mr. Tuchman, 1,240,000 shares subject to options exercisable within 60 days and 50,000 shares issuable within 60 days following the vesting of 50,000 restricted stock units.
(2) Consists of (i) 16,754 shares owned by a trust for the benefit of Mr. Tuchman’s nieces and nephews, for which Mr. Tuchman’s spouse is the sole trustee, and (ii) 10,000 shares owned by Mr. Tuchman’s spouse. Mr. Tuchman disclaims beneficial ownership of all shares set forth in this footnote.

CUSIP No.	879939 10 6	Page	3	of	5	Pages
Set forth below is the information regarding the aggregate number and percentage of the Issuer’s common stock that is beneficially owned by the reporting person as of the date of this Amendment No. 11.

Item 1(a)	Name of Issuer:

TeleTech Holdings, Inc., a Delaware corporation (the “Issuer”). The percentages contained herein are based on 70,103,437 shares of the Issuer’s common stock being issued and outstanding as of September 28, 2007, as most recently reported by the Issuer in the pro-forma balance sheet in the Issuer’s Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on October 5, 2007.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

9197 S. Peoria Street, Englewood, CO 80112

Item 2(a).	Name of Person Filing.

This Amendment No. 11 to Schedule 13G is being filed by Kenneth D. Tuchman.

Item 2(b).	Address of Principal Business Office, or, if none, Residence.

The principal business address of Mr. Tuchman is 9197 S. Peoria Street, Englewood, CO 80112

Item 2(c).	Citizenship.

Mr. Tuchman is a citizen of the United States of America.

Item 2(d).	Title and Class of Securities.

Common stock, par value $.01 per share

Item 2(e).	CUSIP Number

879939 10 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:	31,976,626

(b)	Percent of class:	45.6%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:	31,949,872

(ii)	Shared power to vote or to direct the vote:	26,754

(iii)	Sole power to dispose or to direct the disposition of:	31,949,872

(iv)	Shared power to dispose or to direct the disposition of:	26,754

CUSIP No.	879939 10 6	Page	4	of	5	Pages

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

CUSIP No.	879939 10 6	Page	5	of	5	Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 13, 2008

/s/ Kenneth D. Tuchman
Kenneth D. Tuchman